UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-9114

MYLAN INC.

(Exact name of registrant as specified in its charter)

1000 Mylan Boulevard

Canonsburg, PA 15317

(724) 514-1800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.50

(Title of each class of securities covered by this Form)

1.800% Senior Notes due 2016

1.350% Senior Notes due 2016

2.600% Senior Notes due 2018

2.550% Senior Notes due 2019

4.200% Senior Notes due 2023

5.400% Senior Notes due 2043

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.50 per share: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Mylan Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Mylan Inc.

Date: February 27, 2015	By:	/s/ John D. Sheehan
	Name:	John D. Sheehan
	Title:	Executive Vice President & Chief Financial Officer